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                                                   OMB Number:         3235-0211
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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  FORM N-18F-1


                 NOTIFICATION OF ELECTION PURSUANT TO RULE 18f-1
                    UNDER THE INVESTMENT COMPANY ACT OF 1940.


                            NOTIFICATION OF ELECTION

         The undersigned registered open-end investment company hereby notifies the Securities and Exchange Commission that it elects to commit itself to pay in cash all redemptions by a shareholder of record limited in amount as provided by Rule 18f-1 promulgated under the Investment Company Act of 1940. The undersigned understands that this election is irrevocable while such Rule is in effect unless the Commission by order upon application permits the withdrawal of this Notification of Election.

                                    SIGNATURE

         Pursuant to the requirements of Rule 18f-1 promulgated under the Investment Company Act of 1940, the registrant has caused this Notification of Election to be duly executed on its behalf in the city of Houston and the state of Texas on the 29th day of March, 2005.

                                         Signature:           AIM INVESTMENT SECURITIES FUNDS
                                                                    on behalf of
                                         AIM Global Real Estate Fund                 AIM Municipal Bond Fund
                                         AIM High Yield Fund                         AIM Real Estate Fund
                                         AIM Income Fund                             AIM Short Term Bond Fund
                                         AIM Intermediate Government Fund            AIM Total Return Bond Fund
                                         AIM Limited Maturity Treasury Fund


                                         By:   /s/ ROBERT H. GRAHAM
                                              ---------------------------------
                                               (Robert H. Graham)

                                                       President
                                              ---------------------------------
                                                        (Title)


Attest:    /s/ JOHN H. LIVELY
           -------------------------------
                  (John H. Lively)

                Assistant Secretary
           -------------------------------
                    (Title)

         PERSONS WHO TO RESPOND TO THE COLLECTION OF INFORMATION CONTAINED IN THIS FORM ARE NOT REQUIRED TO RESPOND UNLESS THE FORM DISPLAYS A CURRENTLY VALID OMB CONTROL NUMBER.

SEC 1846 (10-03)